Mail Stop 6010

August 3, 2006

Barry D. Zyskind
Chief Executive Officer and President
AmTrust Financial Services, Inc.
59 Maiden Lane, 6th Floor
New York, New York 10038

Re:     **AmTrust Financial Services, Inc.**
        **Registration Statement on Form S-1, Amendment 1**
        **Filed July 25, 2006**
        **File No. 333-134960**

Dear Mr. Zyskind:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form S-1

Our business is dependent on the efforts of our executive officers, page 22

1.  We note your response and revisions pursuant to comment 15.  Please disclose that you do not have an employment agreement with Stephen Ungar.

We may have exposure to losses from terrorism . . . , page 24

2. Please expand the disclosure to state what percentage of your premiums is covered by TRIA. If there is a material amount of coverage, please discuss the limitations of TRIA such as the trigger amounts, deductibles, and the expiration of the 2005 Act or TREA.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Critical Accounting Policies, page 40

3. Refer to your response to comment 24. Please explain to us how the disclosure provided related to each of these "Critical Accounting Policies" other than "Reserves for Loss and Loss Adjustment Expenses" meets the objective of FRC 501.14.

4. Refer to your response to comment 35(f). We recognize the fact that for any of the key assumptions that you describe here and include the "loss development factor" discussed elsewhere, there are multiple choices that might be made by management. The factor actually selected is generally selected because it is the most appropriate from amongst the options or other "reasonably likely" choices. Please revise your disclosure to clarify how a reasonably likely change in the most critical assumptions underlying the reserve for loss and loss adjustment expenses would impact the statement of operations and the statement of financial position.

Results of Operations, page 44

Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005, page 44

5. Please refer to your revised disclosure in response to our prior comment number 26. Your revised disclosure is too vague and does not provide specifics regarding the changes in the ultimate loss projections between comparable periods. Please revise your disclosure to clarify this fact. For example, with respect to loss and loss adjustment expenses for specialty risk and extended warranty, please clarify why "actual reported losses were lower than original estimates" by clarifying what caused these changes in estimates and the years to which they relate. This applies to all places where loss and loss adjustment expenses and case reserves are disclosed, including pages 89, F-23 and F-53.

Liquidity and Capital Resources, page 52

6. Refer to your response to comment 29. The revised information on page 61 does not appear to explain the accounting impact and therefore any potential liquidity

implications that any decision to sell the securities classified as held-to-maturity may have on your operations.  Please provide a more detailed discussion of this impact.

Quantitative and Qualitative Disclosures About Market Risk, page 60

Foreign Currency Risk, page 61

7.  Please refer to your revised disclosure in response to our prior comment number 32.  It is unclear what changes were made to the foreign currency risk disclosure as a result of our comment.  Please revise your disclosure to include a quantified discussion relating to this risk.

Business, page 63

Workers' Compensation Segment, page 86

8.  Refer to your response to comment 35(e).  In the last paragraph of your revised disclosure on page 88, you state that the most significant assumptions are "frequency of claims, severity of claims and claim closure rates."  You further go on to state that none of these factors have changed in spite of the fact that your overall reserve was adjusted based on your "loss development factors."  Please revise your disclosure to discuss the historical trends in this factor.  Also include a discussion of how these factors affect the "ultimate loss pick" that is described on page 88.

9.  Please provide the information included in the table on page 89 on a gross basis.

Specialty Risk and Extended Warranty, page 89

10. Please revise this discussion to include similar information to what you provided related to the workers' compensation line in response to our prior comment 35 for these lines of business.

Loss Development, page 90

Analysis of Loss and Loss Adjustment Expense Reserve Development, page 91

11. Please refer to your response to our prior comment number 37.  We note that you have adjusted your table to reflect the appropriate amount for the reserve adjustment related to the 2004 year, the fiscal 2005 change.  However, we note that the amounts do not agree for fiscal 2003 and 2004 changes.  Please advise us why these amounts do not agree, or revise your table accordingly.  Also explain to

us why the amount was different in the previous version compared to the change that you made in this version.

Certain Relationships and Related Transactions, page 122

12. We note your response and revisions pursuant to comment 40, and we reissue the comment in part. Please file as an exhibit your agreement with AST.

Selling Stockholders, page 126

13. We note your response to comment 42. We reissue the comment because it still does not appear that the table on pages 127-135 accounts for all 25,568,000 shares being registered for resale. By our calculations, the table includes 25,522,556 shares. Please revise the table to include all shares.

Consolidated Financial Statements – December 31, 2005

Consolidated Balance Sheets, page F-4

14. Refer to your response to comment 45. Please further clarify for us whether any of these funds are associated with modified co-insurance agreements. Also clarify for us whether any of these amounts are affected by DIG Issue B36 of SFAS 133.

Notes to the Consolidated Financial Statements, page F-8

2. Significant Accounting Policies, page F-8

(l) Assessments, page F-13

15. Refer to your response to comment 50. Please clarify in your disclosure the nature of the typical obligating events that result in the assessment being "incurred."

(m) Earnings Per Share, page F-13

16. Please refer to your response to our prior comment number 51. It appears that you labeled the "Actual" table as "Pro Forma." Please revise or explain to us why this is appropriate. Also tell us why the basic and pro forma diluted earnings per share calculation are not the same in 2003 given that the effect appears to be dilutive.

3. Investments, page F-16

(b) Held-to-Maturity Securities, page F-16

17. Please refer to your response to our prior comment number 52. Please revise your disclosure to clarify the circumstances which resulted in the proceeds from the sale of investments in held-to-maturity securities, so that the nature of these "sales" is wholly transparent to an investor.

4. Intangible Assets, page F-20

18. Please refer to your response to our prior comment number 53. Please include the following information regarding your existing and revised disclosure in this note:
   - Explain to us why the renewal rights intangible assets acquired as part of the Associated Industries transaction can be forty years.
   - Explain why the decision to change the goodwill previously disclosed to an intangible asset that is being amortized did not affect your financial statements.
   - The forty year useful life on the intangible assets still appears to be excessive. Provide to us you analysis that supports this useful life.

13. Discontinued Operations, page F-28

19. Refer to your response to comment 56. Please revise your disclosure to include a more detailed discussion of what resulted in the significant foreign currency gain.

21. Segment Reporting, page F-33

20. Please refer to your response to our prior comment number 37. It does not appear that you included all of the discontinued operations income in the "Other" segment. Instead it appears that you allocated this across the segments in a manner similar to what you discussed in your response. Please revise your disclosure to clarify how the allocation of the income from commercial real estate was performed.

*     *     *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact Tabatha Akins at (202) 551-3658 or James Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters.  Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,


Jeffrey Riedler
Assistant Director


cc:     Henry I. Rothman, Esq.
        Troutman Sanders LLP
        The Chrysler Building
        405 Lexington Avenue
        New York, NY 10174